1 Himalaya Shipping – Q3 2026 Results Presentation November 10, 2026

2 Forward-looking statements This results presentation and any related discussions, including any related written or oral statements made by us in this presentation, contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933 that are subject to risks and uncertainties. All such statements other than statements of historical facts are forward-looking statements, and may be identified by words such as “aim”, “believe,” “assuming,” “anticipate,” “could,” “expect,” “intend,” “capacity”, “estimate,” “forecast,” “project,” “likely to,” “due to,” “plan,” “potential,” “will,” “may,” “should,” “indicative,” “illustrative,” or other similar expressions and include statements about plans, expectations, objectives, goals, strategies, future events or performance, including outlook, prospects, expected cash break-even, illustrative free cash flow per share based on different scenarios and assumptions, the terms of our charters and chartering activity and dividend capacity, dry bulk industry trends and market outlook, market conditions and activity levels in the industry, expected demand for and supply of vessels and expected drivers of demand including projects and underlying assumptions, the terms of our charters and chartering activity and the statements and information under “Chartering Position” and “The Supply Situation,” (as detailed in our Q3 earnings release), expected fleet growth, vessel orders and order book, expected trends regarding iron ore volumes, and expected trends in the bauxite market, expected dry-docking and impact on expected supply of dry bulk vessels, yard capacity, statements about our dividend objectives and free cash flow distribution, expectations on demand, and other non-historical statements. These forward-looking statements are not statements of historical fact and are based upon current estimates, expectations, beliefs, and various assumptions, many of which are based, in turn, upon further assumptions, a number of which are beyond our control and are difficult to predict. These statements are subject to significant uncertainties, contingencies and factors that are difficult or impossible to predict and are beyond our control, and that may cause our actual results, performance or achievements to be materially different from what is expressed, implied or forecasted in such forward-looking statements. Numerous factors, risks and uncertainties that could cause our actual results, level of activity, performance or achievements to differ materially from those expressed, implied or forecasted in the forward-looking statements include but are not limited to: general economic, political and business conditions; general dry bulk market conditions, including fluctuations in charter hire rates and vessel values; charter rates, operating days for our fleet and our ability to achieve charter rates above our break-even rate; changes in demand in the dry bulk shipping industry, including the market for our vessels; demand for the products our vessels carry and the status, timing and number of production of projects that produce iron ore and other products we ship; changes in the supply of dry bulk vessels; our ability to successfully re-employ our dry bulk vessels at the end of their current charters and the terms of future charters; changes in our operating expenses, including fuel or bunker prices, dry-docking and insurance costs; compliance with, and our liabilities under governmental, tax, environmental and safety laws and regulations; changes in governmental regulation, tax and trade matters and actions taken by regulatory authorities; potential disruption of shipping routes due to accidents, hostilities or political events including risks relating to military actions in the Middle East; our ability to refinance our debt and other obligations as they fall due; fluctuations in foreign currency exchange rates; potential conflicts of interest involving members of our board and management and our significant shareholder; the risk of a continued economic slowdown in China and other factors impacting demand from China; global economic and trade conditions, the impact of tariffs and trade wars, wars and geopolitical events and the risk of heightened geopolitical tensions, including the impact of military actions in the Middle East; changes in the size of the fleet or ton miles; the development of projects in Guinea and Brazil, including timing of completion, and output and impact of such projects on the Capesize market; our ability to pay dividends and cash distributions and the amount thereof; risks related to climate change, including climate-change or greenhouse gas-related legislation or regulations and the impact on our business from climate change-related physical changes or changes in weather patterns, and the potential impact of new regulations relating to climate change, as well as the impact of the foregoing on the performance of our vessels; other factors that may affect our financial condition, liquidity and results of operations; and other risks described under "Item 3. Key Information — D. Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2025 filed with the U.S. Securities and Exchange Commission on March 12, 2026. The foregoing factors that could cause our actual results to differ materially from those contemplated in any forward-looking statement included in this presentation should not be construed as exhaustive. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. Except as required by law, Himalaya Shipping undertakes no obligation to update publicly any forward-looking statement after the date of this presentation, whether as a result of new information, future events or otherwise. Non-GAAP Financial Measures This presentation contains certain selected financial measures on a basis other than U.S. generally accepted accounting principles (“GAAP”), including EBITDA, average TCE earnings, gross, and illustrative free cash flow. EBITDA represents our net income plus depreciation and amortization of fixed assets; total financial expenses, net; and income tax expense. EBITDA is presented because the Company believes this measure increases comparability of total business performance from period to period and against the performance of other companies. Average TCE earnings, gross, as presented here, represents time charter revenues and voyage charter revenues adding back address commissions and divided by operational days. Average TCE earnings, gross, is presented because the Company believes this measure provides additional meaningful information for investors to analyse our fleet’s daily income performance. For a reconciliation of EBITDA and average TCE earnings, gross, to the most directly comparable financial measures prepared in accordance with US GAAP, please see the Appendix entitled “Unaudited Non-GAAP Measures And Reconciliations” in our preliminary results for the three and nine months ended September 30, 2026. For a discussion of illustrative free cash flow, see slide 11 including the footnotes thereto. We are unable to prepare a reconciliation of illustrative free cash flow without unreasonable effort.

3 Highlights Q3 2026 Highlights: • Net income of $33.3 million and EBITDA of $52.7 million for the quarter ended September 30, 2026. • Achieved time charter equivalent earnings of approximately $58,400 per day, gross . • Entered into a new time charter agreement for the Mount Aconcagua for a period of 16 to 18 months at an index-linked rate, reflecting a significant premium to the Baltic 5TC 180 Capesize index. • Converted the index-linked time charters for two vessels to fixed rate charters at an average rate of approximately $51,200 per day gross from August 1, 2026, to December 31, 2026 • Converted the index-linked time charters for two vessels to fixed rate charters at an average rate of approximately $53,000 per day gross from September 1, 2026, to March 31, 2027. • Cash distributions of $0.22, $0.25 and $0.28 per common share for July, August and September 2026, respectively. Subsequent Events: • Achieved time charter equivalent earnings for October 2026 of approximately $50,900 per day, gross. • Declared a dividend of $0.20 per common share for October 2026. • Entered into new time charter agreements with their existing charterer for two vessels for a minimum period until October 1, 2027 with a 3-year evergreen structure thereafter at an index-linked rate, reflecting a significant premium to the Baltic 5TC 180 Capesize Index.

4 Financial Update

Key Financials Q3 2026

HIMALAYA SHIPPING

Income statement

US$ millions, except per share data	Q3 2026	Q3 2025	Variance
Operating revenues	**62.6**	**37.9**	**24.7**
Vessel operating expenses	(7.5)	(7.0)	(0.5)
Voyage expenses and commission	(0.9)	(0.5)	(0.4)
General and administrative expenses	(1.5)	(1.1)	(0.4)
Depreciation	(7.3)	(7.3)	-
Total operating expenses	**(17.2)**	**(15.9)**	**(1.3)**
Operating profit	**45.4**	**22.0**	**23.4**
Interest expense	(12.3)	(12.8)	0.5
Other financial items	0.2	0.3	(0.1)
Total financial expense, net	**(12.1)**	**(12.5)**	**0.4**
Tax expense	-	-	-
Net income	**33.3**	**9.5**	**23.8**
Earnings per share	0.71	0.21	
EBITDA	52.7	29.3	23.4

Comments

- Operating revenues increased by $24.7 million compared to Q3 2025 due to higher average TCE, gross, from approx. $35,600/day in Q3 2025 to $58,400/day in Q3 2026. Operating revenues include $0.4 million in management fee revenue following consolidation of Peak Maritime from April 1, 2026.
- Vessel operating expenses increased by $0.5 million compared to Q3 2025, primarily due to increased operational requirements for stores, spares and consumables ($0.2 million), higher crew salaries ($0.1 million), and increased lube oil costs driven by oil price developments ($0.1 million).
- Voyage expenses increased by $0.4 million compared to Q3 2025 primarily due to higher commission expenses associated with the increase in time charter revenues.
- General and admin expenses increased by $0.4 million compared to Q3 2025 due to the consolidation of Peak Maritime. The consolidation resulted in increased payroll costs by $0.7 million partly offset by a decrease in management fees of $0.4 million.
- Interest expense decreased by $0.5 million due to a lower average loan principal outstanding in Q3 2026 as a result of quarterly loan repayments.

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6 Key Financials Q3 2026 Balance Sheet Summary Comments Variance June 30, 2026 September 30, 2026US$ millions 4.934.839.7Cash and cash equivalents (7.3) 809.2801.9Vessels and equipment (3.2)853.8850.6Total assets (5.9) 677.5671.6Short-term and long-term debt 1.0163.2164.2Total equity • Cash and cash equivalents of $39.7 million as of September 30, 2026 including minimum cash balance required under the sale leaseback financing of $12.3 million. • Total debt, gross, was $681.1 million as of September 30, 2026 ($671.6 million net of deferred loan costs) down from $687.6 million as of June 30, 2026 ($677.5 million net of deferred loan costs). • Cash flow from operations of $43.8 million in Q3 2026. • Total cash distributions of $0.75 per share declared for July, August and September 2026.

7 Company Update

Himalaya Shipping

12 modern 210,000 DWT Newcastlemax LNG DF vessels. Top 1% emission rating for large bulk carriers

Market cap ~$742 mln
Gross debt $681 mln/57 mln per vessel, estimated LTV 57%
7 years vessel financing with 7% fixed interest rate – 26-28 year profile

Full alignment between shareholders and management – board and sponsors own ~1/4 of the equity

34 consecutive monthly cash distributions – $0.75 for Q3 2026

Cash-break even of ~$17k/day on Capesize index equivalent vs BCI average ~22k last five years

All vessels fixed on long term index charters with market leading premiums at average 140 % and solid counterparts

Source: Himalaya Shipping, Arrow, Rightship

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9 Source: Company Data Fleet status report Chartering position

Proven Outperformance through Large and Modern Tonnage

HSHP TCE vs Peers and Index



HSHP avg. premium vs. index ~47%
HSHP avg. premium vs. peers ~25%
Last 3 years
USD Per Day
70 000
60 000
50 000
40 000
30 000
20 000
10 000
2q23
3q23
4q23
1q24
2q24
3q24
4q24
1q25
2q25
3q25
4q25
1q26
2q26
3q26
HSHP
Baltic 5TC average
Average Peer

Source: Fearnleys, Company Data, Shipping Intelligence

Peers: CMBT, SBLK, SHIP, GNK, (reported Cape/Newcastlemax TCE). Baltic 5TC 180 index

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11 Solid dividend capacity Illustrative FCF $ per share based on Capesize index rate 1. This information has been prepared for illustrative purposes only and does not represent the Company’s forecast. It is based on, among other things, industry data, internal data and estimates of the Company and is inherently subject to risks and uncertainties. Actual results may differ materially from the assumptions and circumstances reflected in the above illustrative financial information. 2. Assumes BCI5 Index rates + 40% premium (less 5%) commission) + $2,000 in scrubber benefit less $24,567/d in cash breakeven x 12 ships, divided by 47,170,000 shares outstanding 0.00 1.62 2.9 4.1 5.3 6.6 7.8 9.0 10.3 10% 18% 26% 34% 42% 50% 57% 65% 17 006 30 000 40 000 50 000 60 000 70 000 80 000 90 000 100 000 Himalaya USD p.a FCFE/sh

12 Market Update

13 Historical high YTD 2026 Baltic 5TC Index Source: Clarksons Shipping Intelligence Index - Cargo volumes further up - Strong Chinese demand - Simandou volumes onstream 0 10,000 20,000 30,000 40,000 50,000 60,000 70,000 80,000 90,000 J F M A M J J A S O N D 2015-25 max-min range 2024 2025 2026 2021-25 average

14 Capesize Tonne-miles Capesize Daily Billion Tonne-mile Development (30dms*) Cape Tonne-mile Development year on year Q3 2026 30-day moving sum Source: Arrow Q3 Y/Y GrowthTonne-mile Growth +1.6%Total Capesize +0.1%Iron Ore +26.6%Bauxite -10%Coal Q3 Y/Y GrowthExport Data (MT) -6%Brazil Iron Ore Export +2%Australian Iron Ore Export +21%Guinea Bauxite Export 900 950 1000 1050 1100 1150 1200 1250 1300 1350 1 15 29 43 57 71 85 99 113 127 141 155 169 183 197 211 225 239 253 267 281 295 309 323 337 351 365 30 da y bn to nn e m ile s Day 2022 2023 2024 2025 2026

15 Iron Ore – Record seasonal seaborne volumes in Q3 2026 Source: Shipping Intelligence Network, Bloomberg, Fearnleys, MySteel China Seaborne Iron Ore Imports (Mt/month) China – Imported Iron Ore Inventories (Mt) Global Iron Ore Exports (Mt/month) 120.0 130.0 140.0 150.0 160.0 170.0 180.0 M ill io n to nn es 2022 2023 2024 2025 2026 70.0 80.0 90.0 100.0 110.0 120.0 130.0 J F M A M J J A S O N D M ill io n to nn es 2022 2023 2024 2025 2026 25 27 29 31 33 35 37 39 41 80.00 85.00 90.00 95.00 100.00 105.00 110.00 Imported iron ore inventory (LHS) 12-month average inventory(LHS ) Inventory consumption ratio(RHS)

16 Bauxite market – strength that translates into tonne-mile demand Capesize Fleet Demand Split (% of tonne-miles)Global Daily Capesize Bauxite Shipments (Mt, 30dma*) Source: Arrow, AXSDry *30-day moving average 0.1 0.2 0.3 0.4 0.5 0.6 0.7 0.8 1 31 61 91 121 151 181 211 241 271 301 331 361 30 -d ay m ov in g su m , b au xi te to nn e- m ile s Day 2023 2024 2025 2026 75% 77% 75% 74% 73% 75% 72% 70% 69% 70% 71% 70% 1% 1% 3% 4% 5% 6% 6% 8% 10% 11% 15% 17% 23% 21% 21% 21% 21% 17% 20% 20% 19% 18% 13% 12% 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 YTD Iron ore Bauxite Coal Other

17 Simandou development – rapid increase in volumes 0.6 0.4 0.6 1.3 2.7 1.6 1.3 3.2 4.2 3.6 0 10 20 30 40 0 1 2 3 4 5 Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec YT D c um ul at iv e (M t) M t p er m on th Simandou monthly shipments Shipments (Mt) Mysteel forecast (Mt/month) YTD shipments (Mt, cumulative) 25 60 90 105 120 0 20 40 60 80 100 120 140 2026 2027 2028 2029 2030 Simandou seaborne export estimates (Mt) Million tonnes year-on-year YTD 2026 shipments 19.3 Mt Week 1–42, to 18 Oct 2026 Source: Fearnleys, Mysteel, Arrow, Macquarie

18 44.0% 40.0% 37.0% 28.0% 26.0% 26.0% 24.0% 21.0% 18.0% 18.0 % Limited supply of new ships The Cape orderbook remains healthy Supportive OB/Fleet Ratio Source: Orderbook to Fleet Ratio as of October 2026, Clarksons Shipping Intelligence Network (https://sin.clarksons.net/) Source: Arrow, Fearnleys (Active Vessels) 0 50 100 150 200 250 300 350 400 450 19 96 19 98 20 00 20 02 20 04 20 06 20 08 20 10 20 12 20 14 20 16 20 18 20 20 20 22 20 24 20 26 M ill io n D W T Nominal orderbook vs existing fleet Capesize Orderbook % Fleet Capesize fleet DWT Orderbook 18% of fleet Dry Docks will add to supply constraints • 2011-12 were big delivery years - hence over ~15% of the fleet will engage in 15+ year SS in 2027 (expected 20% of the cape fleet will need dry docking) • The large number of dry docks in 2026/27 may lead to yard congestion and an even tighter market

19 The supply situation Capesize+ fleet by delivery year in # ships Source: Clarksons Shipping Intelligence Network (https://sin.clarksons.net/) *Inclusive of current Orderbook ~60% of the fleet >20 years by 2034* % of fleet >20 years (inc. OB) # of Vessels Delivered # ships turning 20 yearsYear 9%57582026 11%100562027 13%104452028 17%861102029 25%432122030 35%72512031 50%02142032 54%01032033 59%0942034 Unlikely to be able to deliver significant capacity before 2030 0 50 100 150 200 250 300 350 19 99 20 00 20 01 20 02 20 03 20 04 20 05 20 06 20 07 20 08 20 09 20 10 20 11 20 12 20 13 20 14 20 15 20 16 20 17 20 18 20 19 20 20 20 21 20 22 20 23 20 24 20 25 20 26 20 27 20 28 20 29 20 30 20 31 Delivered OB Vessels built post-2015 unaffected by 2031* Vessels built between 2009 and 2015 Vessels built before 2009 1,083 ships – 44%1,072 ships – 44%291 ships – 12%

20 Thank you